UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On June 6, 2024, MorphoSys AG (the “Company”) published an ad hoc announcing Arkadius Pichota and Lukas Gilgen appointed to Management Board of MorphoSys AG replacing the current CEO and CFO, attached hereto as Exhibit 99.1.

Exhibits

99.1    Ad hoc: Arkadius Pichota and Lukas Gilgen appointed to Management Board of MorphoSys AG replacing the current CEO and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: June 06, 2024
    By:    /s/ i.V. Dr. Julia Neugebauer
        Name: Dr. Julia Neugebauer
        Title:    Global Head of IR

    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations